May 20, 2019

Mark Duff
President and Chief Executive Officer
Perma-Fix Environmental Services, Inc.
8302 Dunwoody Place, #250
Atlanta, GA 30350

       Re: Perma-Fix Environmental Services, Inc.
           Registration Statement on Form S-3
           Filed May 13, 2019
           File No. 333-231429

Dear Mr. Duff:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction